     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 12, 1998

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               SCHEDULE 13E-3/A
                       Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                               AMENDMENT NO. 1

                              BET HOLDINGS, INC.
                               (Name of Issuer)

                              BET HOLDINGS, INC.
                          BTV ACQUISITION CORPORATION
                               ROBERT L. JOHNSON
                           TELE-COMMUNICATIONS, INC.
                     (Name of Person(s) Filing Statement)

                Class A Common Stock, $.02 Par Value per Share
                        (Title of Class of Securities)

                                  086585-10-6
                                (CUSIP Number)

Stephen M. Brett, Esq.    Frederick H. McGrath, Esq. Howard V. Sinclair, Esq.   Stephen W. Hamilton, Esq.  Byron F. Marchant, Esq.
Senior Vice President     Baker & Botts, L.L.P.      Arent, Fox, Kintner,       Skadden, Arps, Slate,      BET Holdings, Inc.
and General Counsel       599 Lexington Avenue       Plotkin & Kahn             Meagher & Flom LLP         One BET Plaza
Tele-Communications, Inc. New York, NY 10022         1050 Connecticut Avenue,   1440 New York Avenue, N.W. 1900 W Place, N.E.
5619 DTC Parkway          (212) 705-5000             N.W.                       Washington, D.C. 20005     Washington, D.C. 20018
Englewood, CO  80111                                 Washington, D.C. 20036     (202) 371-7000             (202) 608-2000
(303) 267-5500                                       (202) 857-6000

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

     a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [_] The filing of a registration statement under the Securities Act of 1933.

     c.  [_] A tender offer.

     d.  [_] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

     BET Holdings, Inc., a Delaware corporation (the "Company"), Robert L. Johnson, Tele-Communications, Inc., a Delaware corporation ("TCI"), and BTV Acquisition Corporation, a Delaware corporation incorporated for purposes of the transaction ("BTV Acquisition"), hereby amend and supplement their Rule 13e-3 Transaction Statement on Schedule 13E-3 filled with the Securities and Exchange Commission on May 1, 1998 (the "Schedule 13E-3"), with respect to an offer by Mr. Johnson and Liberty Media Corporation, a Delaware corporation and a wholly owned subsidiary of TCI ("Liberty"), to acquire all of the issued and outstanding shares of Class A Common Stock, par value $.02 per share, of the Company which are not already owned by BTV Acquisition, Mr. Johnson, Liberty or their respective subsidiaries.

      Capitalized terms used but not defined herein shall have the meaning assigned to them in the Schedule 13E-3.

Item 17.  Material to be Filed as Exhibits.
          --------------------------------

     (b)(1) The copy of the presentation by Goldman, Sachs & Co. to the Special Independent Committee, dated March 15, 1998, filed with the Schedule 13E-3 contained several minor typographical errors. A corrected version is attached as
Exhibit 99.17(b)(1) hereto.

                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 1998

                                    BET HOLDINGS, INC.


                                    By: /s/ Debra L. Lee
                                       ----------------------------------
                                            Debra L. Lee
                                            President


                                    BTV ACQUISITION CORPORATION



                                    By: /s/ Robert L. Johnson
                                       ----------------------------------
                                            Robert L. Johnson
                                            President


                                        /s/ Robert L. Johnson
                                       ----------------------------------
                                            Robert L. Johnson


                                    TELE-COMMUNICATIONS, INC.


                                    By: /s/ Robert R. Bennett
                                       ----------------------------------
                                            Robert R. Bennett

                                 EXHIBIT INDEX

           EXHIBIT                                 DESCRIPTION

Exhibit 99.17(b)(1)                Presentation by Goldman, Sachs & Co. to the
                                   Special Independent Committee, dated March
                                   15, 1998 (Corrected).